UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

WORLDSPACE, INC.

(Name of Issuer)

Class A Common Stock, $.01 Par Value

(Title of Class of Securities)

981579105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

Page 1 of 5 Pages

CUSIP No.	981579105

1.	Names of Reporting Persons. I.R.S. identification Nos. of above persons (entities only) Noah A. Samara
2.	Check the Appropriate Box if a Member of a Group (See instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 28,296,799 6. Shared Voting Power 0 7. Sole Dispositive Power 28,296,799 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned By Each Reporting Person 28,296,799
10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent Of Class Represented by the Amount in Row 9 61.6%[1]
12.	Type of Reporting Person IND

[1]	The reported share ownership numbers and percentage of shares owned include the Reporting Person’s beneficial ownership interest in the Issuer’s Class B Common Stock in addition to his interest in the Issuer’s Class A Common Stock. The Class B Common Stock has the same voting and control rights as the Class A Common Stock.

Page 2 of 5 Pages

Item 1.	(a)	NAME OF ISSUER: WorldSpace, Inc.

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

8515 Georgia Avenue Silver Spring, MD 20910

Item 2.	(a)	NAME OF PERSON FILING:

Noah A. Samara (the “Reporting Person” or “Mr. Samara”)

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of the Reporting Person is care of WorldSpace, Inc. 8515 Georgia Avenue, Silver Spring, MD 20910

	(c)	CITIZENSHIP: SEE ITEM 4 ON COVER PAGE

Mr. Samara is a citizen of the United States.

	(d)	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, $.01 Par Value, per share (the “Class A Common Stock”)

	(e)	CUSIP NUMBER:

981579105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Page 3 of 5 Pages

Item 4.	OWNERSHIP:

(a) Amount Beneficially Owned:

Mr. Samara is the beneficial owner of 28,296,799 shares. These shares includes (i) 1,335,981 shares of Class A Common Stock owned of record directly by Mr. Samara, (ii) 7,659,375 shares of Class A Common Stock issuable to Mr. Samara upon the exercise of options that are exercisable as of the date hereof, (iii) 1,875,000 shares of Class A Common Stock owned of record directly by TelUS Communications, a Washington D.C. company controlled by Mr. Samara, and (iv) 17,426,443 shares of the Issuer’s Class B Common Stock, par value $.01 per share (“Class B Common Stock”) (a class of common stock that has the same voting and control rights as the Class A Common Stock) that are owned of record directly by Yenura Pte. Ltd., a Singapore company controlled by Mr. Samara. The Class A Common Stock and the Class B Common Stock are together referred to as the “Voting Common Stock”.

(b) Percent of Class:

The 28,296,799 shares of Voting Common Stock beneficially owned by Mr. Samara represent 61.6% of the Issuer’s Voting Common Stock, as calculated in accordance with Rule 13d-3.

(c) Number of shares of Voting Common Stock as to which the Reporting Person has:

(i) sole power to vote or to direct to vote: 28,296,799 shares

(ii) shared power to vote or to direct the vote: 0 shares

(iii) sole power to dispose or to direct the disposition of: 28,296,799 shares

(iv) shared power to dispose or to direct disposition of: 0 shares

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

As noted above in response to Item 4, certain of the shares of Voting Common Stock beneficially owned by Mr. Samara are held of record directly by TelUS Communications or by Yenura Pte. Ltd. Each of TelUS and Yenura have the right to receive or the power to direct the receipt of dividends in respect of, or the proceeds from the sale of, the shares of Voting Common Stock directly owned by them. Yenura directly owns more than 5% of the Issuer’s outstanding shares of Voting Common Stock. As noted in response to Item 4 above, Mr. Samara controls each of TelUS and Yenura.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Not applicable.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

/s/ NOAH A. SAMARA
Noah A. Samara

Page 5 of 5 Pages